Exhibit 97.1

Atmos Energy Corporation
Executive Compensation Recoupment Policy
Effective Date: October 2, 2023

The purpose of this Executive Compensation Recoupment Policy (this “Policy”) is to permit (or, where applicable, require) Atmos Energy Corporation and its affiliates (collectively, the “Company”) to recover certain Incentive-Based Compensation received by a Covered Executive in the event that the Company is required to restate the Company’s financial statements due to material non-compliance with any financial reporting requirement under U.S. federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period).

This Policy is intended to comply with and, as applicable, to be administered and interpreted consistent with, Section 303A.14 of the NYSE Listed Company Manual, as adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”). This Policy replaces and supersedes the Company’s prior Executive Compensation Policy adopted on November 3, 2010 (the “Prior Policy”), which shall continue to apply to Awards (as defined in the Prior Policy) Received on or prior to the Effective Date.

Policy Administration and Definitions

This Policy is administered by the Human Resources Committee of the Board of Directors of the Company (the “Committee”).

For purposes of this Policy:

“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was Received by a person (i) on or after October 2, 2023, and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation.
A “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return. Incentive-Based Compensation includes cash compensation and any equity awards to the extent granted, earned or vested based in whole or in part on such attainment.

Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually paid or awarded.
“Covered Executive” means any corporate officer of the Company.
“Clawback Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy and any “transition period” of less than nine months that is within or immediately following such three fiscal years, all as determined pursuant to Rule 10D-1.

Determinations by the Human Resources Committee; Binding Effect

Recoupment in the Event of an Accounting Restatement. If the Committee determines that the amount of Incentive-Based Compensation that is Received by a Covered Executive during the Clawback Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation will be subject to mandatory recoupment by the Company pursuant to this Policy.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return.

Additional Recoupment for Fraud or Misconduct. In any instance in which, in the view of the Committee, a Covered Executive engaged in an act of fraud or misconduct that contributed to the need for a financial restatement, the Committee may, in its discretion, recover and the Covered Executive shall be required to forfeit or repay, all Incentive-Based Compensation and other stock-based awards or other forms of cash or equity compensation other than salary Received during the Clawback Period, plus a reasonable rate of interest.

In all cases, the calculation of the amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. The Company shall not indemnify any Covered Executive against the loss of any compensation pursuant to this Policy. The Company will maintain and will provide to the NYSE documentation of all determinations and actions taken in complying with this Policy.

Any determinations made by the Committee under this Policy shall be final, binding and conclusive on all affected individuals.

Methods of Clawback

The Company may implement a clawback pursuant to this Policy in any manner consistent with applicable law, including by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate.

The Company need not recover any compensation under this Policy if and to the extent that the Committee determines that such clawback is impracticable and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.

The Company is authorized to take appropriate steps to implement this Policy with Covered Executives.

Not Exclusive Remedy. The recoupment of Incentive-Based Compensation pursuant to this Policy shall not in any way limit or affect the Company’s right to pursue disciplinary action or dismissal, take legal action or pursue any other available remedies. For the avoidance of doubt, this Policy shall be applied and interpreted independently of any other applicable forfeiture, clawback or recoupment policies or provisions in plans or agreements entered into or maintained by the Company. This Policy is also in addition to, and is not a substitute for, the requirements of Section 304 of the Sarbanes-Oxley Act of 2002.

Incorporation of Policy. The Company, in its discretion, may incorporate the requirements of this Policy into any applicable plan document, award statement, award agreement or terms and conditions of any Incentive-Based Compensation made by the Company to a Covered Executive following the adoption of this Policy. However, a Covered Executive will be subject to this Policy to the extent necessary to comply with Rule 10D-1 irrespective of whether or not the requirements of this Policy are incorporated into any applicable plan document, award statement, award agreement or terms and conditions of any Incentive-Based Compensation made by the Company to a Covered Executive.